[INFOSONICS LETTERHEAD]

September 6, 2006

VIA EDGAR AND OVERNIGHT COURIER

Jay Webb
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549-6010

Re:                             InfoSonics Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
Form 10-Q for Fiscal Quarter Ended June 30, 2006
File No. 001-32217

Dear Mr. Webb:

This letter sets forth the responses of InfoSonics Corporation (the “Company”) to the comments of the Securities and Exchange Commission (the “Commission”) relating to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) and (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 (the “Form 10-Q”), contained in your letter dated August 21, 2006 (the “Comment Letter”).  The responses are numbered to correspond to the numbers of the comments in the Comment Letter.  The changes to the Form 10-K described in the Company’s responses will be contained in an Amendment No. 1 to the Form 10-K (the “Amendment”), that will be filed on the Commission’s EDGAR system upon completion of your comment letter inquiry.

December 31, 2005 Form 10-K

Report of Independent Registered Public Accounting Firm, page F-ii

Comment No. 1

Please have your auditors’ revise their report to reference “the standards of the Public Company Accounting Oversight Board (United States)” rather than GAAS.  This revision is required since the report is dated after May 24, 2004.  Refer to PCAOB Auditing Standard 1.

Response to Comment No. 1

The Company has received a revised auditors’ report relating to its 2005 audited financial statements from its accountants, Singer Lewak Greenbaum & Goldstein LLP and it will be included in the Amendment.  A copy of the revised report is attached here as Exhibit A.

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-4

Comment No. 2

We see that in 2004 you discontinued your mall-based kiosk locations and present these operations as discontinued based on the guidance at Statement 144.  Please tell us why you believe your presentation of cash flows from discontinued operations complies with paragraph 26 of Statement 95.  When preparing your response please note the guidance related thereto in a speech on December 6, 2005 by Joel Levine at the “2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments” which can be found on our website at www.sec.gov.  Revise this statement as necessary based on our concerns.  We may have further comment after reviewing your response and revisions.

Response to Comment No.  2

The Company’s Consolidated Statement of Cash Flows presented the Discontinued Operations only in the Operating section as there were no cash flow effects for the Investing and Financing sections of the Consolidated Statement of Cash Flows.  We elected to begin our indirect reconciliation of operating cash flows with operating net income instead of net income because, in our judgment, this approach was the most appropriate reflection of our operations.  We have read Mr. Levine’s speech and understand the SEC’s position relating to discontinued operation cash flows and will alter our presentation of the cash flow statement in future filings so that we begin the reconciliation with net income as presented on the income statement.  We note that, at this time, our cash flows from discontinued operations will continue to diminish and will become increasingly insignificant to the overall financial presentation.

Note 4 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition and Allowance for Returns, page F-7

Comment No. 3

We see you indicate herein that as part of the sales process you may perform certain valued added services.  Please tell us why you do not believe such services represent part of a multiple-element sales transaction under EITF 00-21.  Also, demonstrate why you believe the services are non-perfunctory post-shipment transactions that should not impact the timing of revenue recognition on the underlying products based on the guidance at SAB 104.  We may have further comment after reviewing your response.

Response to Comment No.  3

The value added services provided by the Company are related to services leading up to the sale of the products and there are no value added services provided once the products have been delivered.  The value added services should not effect the timing of revenue recognition as they are completed prior to the shipment and delivery of the products.  Going forward the Company will modify the language related to Revenue Recognition to better clarify this point.   The modified language below will be utilized.

Revenue Recognition and Allowance for Returns

Revenues for cellular phone sales are recognized upon (i) shipment of the products to customers, (ii) when collection of the outstanding receivables are probable and (iii) the final price of the product is determined. As part of the sales process, the Company may perform certain value added services such as programming, software loading and quality assurance testing. These value added services are considered an ancillary component of the sales process and amounts attributable to these processes are included in the unit cost to the customer.  Furthermore, these value added services are related to services prior to the shipment of the products, and no value added services are provided after delivery of the products. The Company recognizes as a reserve against the related receivables estimates for product returns based on historical experience and other judgmental factors, evaluates these estimates on an on-going basis and adjusts its estimates each period based on actual product return.

Note 6 – Intangible Assets, page F-15

Comment No. 4

We see on January 19, 2005, the Company purchased Primasel S.A. and recorded an intangible asset of $504,000, which consists of a management agreement and a distribution agreement with values of $378,000 and $126,000, respectively, at December 31, 2005.  We also see you indicate the management agreement has an indefinite life.  Please demonstrate why assigning an indefinite useful life to this asset is appropriate under Statement 141 and other applicable GAAP.  Also, tell us your consideration of the impact of the guidance at paragraph 42 of Statement 141 on your purchase price allocation for this transaction.  We may have further comment after reviewing your response.

Response to Comment No. 4

The Management Agreement has an initial term of three years with an automatic renewal clause.  Based on a review of SFAS 142 (paragraph 11 and B45), the Company believes that the Management Agreement currently has an indefinite life, and as such does not require amortization.  The Company will annually review the asset, in accordance with FASB 144 to determine whether events and circumstances continue to support an indefinite useful life. The Company believes this is consistent with paragraph 16 and 17 of SFAS 142.  In relation to the purchase price allocation, the Company believes in accordance with SFAS 141 paragraph 7, the allocation of the Samsung Distribution agreement and the Management Agreement is appropriate.  In accordance with SFAS 141 A12, these two agreements meet the separability criteria and thus the purchase price has been allocated between them.  As there was no inprocess research and development, the Company believes there is no impact related to paragraph 42 of Statement 141.

Comment No. 5

Please revise this Note to include all disclosures required by paragraph 45 of Statement 142.  Also, clarify if any of your intangibles have finite useful lives and are amortized.

Response to Comment No. 5

The Company believes that the current disclosures are consistent with the requirements of paragraph 45 of Statement 142, related to intangible assets not subject to amortization.

June 30, 2006 Form 10-Q

Item 2. Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 13

Other Income (expense), page 21

Comment No. 6

We see you indicate that during the six months ended June 30, 2006 you had income from a non-cash change in fair value of derivative liability relating to the January 2006 financing-related warrants of $399,000.  We also see this derivative liability related to the warrants was classified as equity as of February 17, 2006 in accordance with SFAS 133, the date on which a registration statement registering the common stock underlying the warrants was declared effective by the SEC and that now the warrants are classified as equity.  Please tell us why you believe your original and current accounting for and presentation of the warrants in your financial statements complies with SFAS 133 and EITF 00-19.  Address how the terms of registration rights agreements and contractual liquidated damage provisions impacted your conclusions.  We may have further comment after reviewing your response.

Response to Comment 6

The Company’s sale of shares of Common Stock and warrants to purchase shares of Common Stock in a private placement closed January 30, 2006.  Effective as of January 30, 2006, the Company determined that the warrants should be classified as a derivative liability pursuant to SFAS 133 and EITF 00-19.  Accordingly, the Company used the Black Scholes valuation model to determine the fair value of the warrants as a derivative liability on the Company’s balance sheet for the period from the closing of the private placement until the registration statement registering the shares of Common Stock underlying the warrants was declared effective by the Commission.

The Company determined that the warrants were a derivative liability because the purchase agreement covering the sale of the shares and warrants contained a liquidated damages clause of 1% per month should the Company not timely file a registration statement with the Commission and have such registration statement declared effective within a specified time.  Pursuant to SFAS 133 and EITF 00-19 and the Commission Staff’s guidance, the existence of such a liquidated damages clause necessitates treating the warrants as a derivative liability.  The purchase agreement however does not contain any liquidated damages or penalty provision for the failure to “maintain” effectiveness of such regsistration statement.

The Company timely filed its registration statement on Form S-3 which was subsequently declared effective by the Commission on February 17, 2006.  Consequently, the Company was no longer subject to potential liability for liquidated damages under the purchase agreement for registration related matters, including any liquidated damages for the failure to “maintain” the effectiveness of such registration statement.  Therefore, pursuant to SFAS 133 and EITF 00-19, the the Company adjusted the value of the warrants on its balance sheet and then reclassified such warrants as equity effective as of February 17, 2006.

Reconciliation of Non-GAAP Financial Measures to the Corresponding GAAP Financial Measures for the Six Months ended June 30, 2006 (unaudited), page 21

Comment No. 7

We note that you refer to your non-GAAP information as “pro forma” results herein and page 18.  The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X.  Further, the removal of the effects of accounting for share-based payment arrangements in accordance with Statement 123R would not meet any of the conditions in Rule 11-02(b)(6) of Regulation S-X to be reflected as a pro forma adjustment in circumstances where pro forma financial information is required under

Rule 11-01(a) of Regulation S-X for other transactions such as recent or probable business combinations.  In addition, Item 10(e) of Regulation S-X prohibits presenting non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X.  Further, a company may not present non-GAAP financial measures on the face of the company’s financial statements prepared in accordance with GAAP or in the accompanying notes.  Refer to Question 4 of SAB Topic 14-G.  Please revise your presentation in future filings to omit the pro forma terminology when referring to your non-GAAP information.

Response to Comment 7

The Company will revise its presentation in future filings with the Commission as requested.

In connection with your request in the Comment Letter for certain acknowledgments from the Company relating to disclosure in the Amendment and the SEC comment process, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact the undersigned at (858) 373-1674.

Very truly yours,

/s/ JEFF KLAUSNER
Jeff Klausner
Chief Financial Officer

cc:                                 Joseph Ram, Chief Executive Officer and President, InfoSonics Corporation
Singer Lewak Greenbaum & Goldstein LLP
Perkins Coie LLP

Exhibit A

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

InfoSonics Corporation and subsidiaries

We have audited the consolidated balance sheets of InfoSonics Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InfoSonics Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the December 31, 2003 consolidated financial statements have been restated to adjust deferred offering costs and to reflect the fair value of stock options issued for services.

Los Angeles,  California

February 10, 2006